16 December 2003

Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

Reed Elsevier received on 16 December a notification dated 15 December 2003, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Franklin Resources, Inc. and its affiliates, in the ordinary shares of Reed Elsevier PLC is 41,259,790 shares, representing 3.25% of the Company's current issued share capital.